Invest in Linkio

Technology Main Street Software Marketplace App

Have a service need? Get offers from companies and freelancers in one app!

LINKIO.APP MIAMI FLORIDA


HI THERE!
NEED SOMETHING
DONE?
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Linkio helps connect those in need of a service with ANYONE who can provide that service. We're bridging the gap between talented individuals in need of extra cash and budget-conscious people in need of help with everyday tasks.

Landy Abreus CEO @ Linkio

Why you may want to invest in us...

1. Proven business model with 13,000 new devices registered in just 3 months
2. Expanding rapidly with 5 new city launches planned in 2020.
3. $13,000 in sales generated during the beta launch alone.
4. ⚡Exponential growth potential with the ability to expand into multiple markets.
5. Offering a unique market solution in a category desperate for innovation.
6. CEO with a background in launching successful business ventures.

Why investors ❤ us

WE'VE RAISED $572,283 SINCE OUR FOUNDING

I see a lot of opportunity in the gig-economy sector. Ride-sharing companies have proven to grow exponentially in a short time with incredible returns on investments.

During my research, i found a few gig-economy service apps, but none of them has been disruptive in this area as of yet. LinkIO seems to target a larger population by doing something similar to what Uber did (to allow none professional to cover an existing demand). LinkIO lets regular people work on small projects at a lower cost (by bringing more service providers to the equation) while allowing companies and professionals to coexist on the same platform. I believe that this is clever and can very well change the way we get

... read more

Yuniel Infante Sr. Director, Systems Engineering at SoCTelemed

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $1,200 PREVIOUSLY



I believe in this product/service and I want to help it grow. I hope to invest additional funds soon.

Mary Garcia



The freelancing world will expand, keep up the good work...

Venket KANDANALA

Tech Savvy Engineer

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Landy Abreus

CEO

Landy is a serial entrepreneur who trained as a Computer Network Engineer and programmer prior to launching his first startup venture. His portfolio includes co-founding We Take it Home, LLC. and Dosimetry Network, LLC., among others.



Manny Villaverde

Director of Growth and Development

Manny is a Business Development Executive and team leader with more than 10 years of experience in retail operations. He has been an integral part of directing and accelerating Linkio's rapid early growth.



Nandy Abreus

Director of Consumer Relations

Nandy is a customer support guru with a knack for identifying, solving, and predicting problems. Linkio is his brainchild!



Walmary Perez

Content Director

Walmary is a content and branding specialist with over ten years of experience executing on marketing and design initiatives.



Jose C. Bowles

Director of Marketing

Jose is a marketing expert with over 15 years of marketing experience. Jose has a proven track record in delivering consistent ROAs and pioneering effective growth stratagems.

Downloads

Pitch Deck Dec 2020 compressed.pdf

INVEST IN LINKIO

Ever noticed that gig-centric apps are behind the times? In less than 30 seconds we can order a ride or track a meal to our door, yet getting a quote for something as simple as a lawn maintenance task is a massive headache

Linkio is the solution that’s set to revolutionize the gig marketplace as we know it: Designed to connect those in need of a service with anyone who can provide that service. It’s simple, it’s streamlined, it’s cost-effective— it’s the future.



link
4.9
$138.35
$44.97
3:20
link
HI THERE! I'M LINKIO
I'll help you get the best providers at the LOWEST COST instantly!
My Posts
Build A Wall Bed
Due Now
Need Car Wash Asap
Yard Work

HOW LINKIO WORKS

Linkio is a dual-sided platform where those who need a service (clients) receive real-time offers from those who can provide it (freelancers or companies).


JUST SAY WHAT YOU NEED
Post ANY job or task in your own words. NO CATEGORIES!
Need TWO Lemons


GET INSTANT OFFERS
From background-checked freelancers and companies.
Company Offers
Top Rated
$101.00
Pro Offers
Top Freelancers


PICK THE BEST FOR YOU
A company, a professional freelancer, or simply an extra pair of hands. The choice is yours!
Pro Offers
Top Freelancers
$54.00
Plus Offers


CONVENIENT & SECURE
In progress
Track the job completion and payment all through the app!

WHO IS LINKIO FOR

Linkio opens the doors to enable ANYONE with a clear background check to earn money with gig-based tasks. On our app, you'll find:


Professional Freelancers
Service Industry Companies
Your next-door neighbor who's really good at sewing

ALL these providers will bid on your task, and you can make your final decision based on price, experience, and reviews.


FRED IS A PLUMBER WHO NEEDS AN ACCOUNTANT
JORGE IS AN ACCOUNTANT WHO NEEDS A WEB DESIGNER
ALEX IS A WEB DESIGNER WHO NEEDS A PET SITTER
MARY IS A PET SITTER WHO NEEDS A MAKE UP ARTIST
ANNE IS A MAKE UP ARTIST WHO NEEDS A MATH TUTOR
GINA IS A MATH TUTOR WHO NEEDS A PLUMBER

OUR STORY

Linkio isn't just a "venture" to us. It's personal. Our family emigrated from Cuba 16 years ago, and our dad became a house painter to sustain our family.

Finding new clients was always difficult for him, and money was tight. So we started searching for apps to help him secure new gigs. Nothing seemed to fit, and that's when the idea for Linkio was born.

As we started the development process, it became clear that Linkio was much more than just a home improvement app. In just the first three months of the platform going live, our dad made over $1,500 from jobs not even related to painting! It was an unprecedented source of income for him, and the possibilities were huge.

DEVELOPING LINKIO: THE EARLY STAGES

Developing Linkio was a journey in trial, error, and user experience. But eventually, we landed on a design that resonated with our target audience. Clean, streamlined, and easy to use.


Design Evolution of the Home Screen
October 12th 2018
December 1st 2018
April 8th 2019
October 16 2019
Time Flexible
Highly Paid